April 22, 2013

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mark P. Shuman, Branch Chief - Legal

Re:	Sapiens International Corporation N.V. (the “Company”)

Amendment No. 1 to Registration Statement on Form F-3 (the “Form F-3”)

Filed April 4, 2013

File No. 333-187185

Dear Mr. Shuman:

We are hereby responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) concerning the above-referenced filing that were provided to the Company by the Staff in its letter dated April 16, 2013 (the “Comment Letter”). To assist your review, we have retyped the text of the Staff’s comments below in bold face type and have provided the Company’s responses immediately following each numbered comment.

On the date hereof, the Company is filing Amendment No. 2 to the Form F-3 (the “Amendment”), which incorporates the revisions described herein in response to the issues raised by the Staff in the Comment Letter.

Exhibit 5.1

1.	We note your response to prior comment 1. Assumptions (iii), (iv), (ix), (x), (xi) and (xii), as well as the paragraph immediately following assumption (xiii), still continue to suggest that counsel has assumed that the company is legally incorporated, has sufficient authorized shares, is not in bankruptcy, and has taken all corporate actions necessary to authorize the issuance of the securities. As previously noted, it is inappropriate for counsel to include assumptions that are overly broad, that assume away the relevant issue, or that assume any of the material facts underlying the opinion or any readily ascertainable facts. Please revise. Alternatively, explain to us why counsel must make these assumptions in order to conclude on the legality of the securities being offered and sold pursuant to the registration statement. For guidance, refer to Section II.B.3.a of Staff Legal Bulletin No. 19.

We respectfully acknowledge the Staff's comment. In response to the comment, Curaçao counsel to the Company has submitted a revised opinion that deletes the assumptions referenced by the Staff and that otherwise addresses the concerns raised by the Staff in its comment. The revised opinion has been filed as Exhibit 5.1 to the Amendment.

We appreciate your time and attention to our responses to the Staff’s comments set forth in this letter. Should you wish to discuss this letter at any time, please do not hesitate to contact our legal counsel, Meitar Liquornik Geva Leshem Tal (Mike Rimon, Adv. at 011-972-3-610-3621 or Jonathan M. Nathan, Adv. at 011-972-3-610-3182).

Sincerely,

/s/ Roni Al Dor

Roni Al Dor
Chief Executive Officer
Sapiens International Corporation N.V.

cc:	Evan S. Jacobson, Attorney-Advisor
(Securities and Exchange Commission)

Mike Rimon, Adv.
Jonathan M. Nathan, Adv.
(Meitar Liquornik Geva Leshem Tal)

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